Filed by Strive, Inc.

(Commission File No.: 001-41612)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Semler Scientific, Inc.

(Commission File No.: 001-36305)

The following is a transcript of an appearance on the Treasury Orange Podcast by Pierre Rochard, Board Member, of Strive, Inc. (“Strive”),  on September 24, 2025. A link to the podcast is here: https://www.youtube.com/watch?v=qbluTRrzres

Pierre Rochard Bitcoin Treasur...tor Exchange - Treasury Orange

Wed, Sep 24, 2025 11:18AM • 53:26

SPEAKERS

Pierre Rochard, Treasury Orange Host

Pierre Rochard  00:00

I think it kind of goes against this meme or narrative that was circulating earlier this year that Bitcoin Treasury companies are going to cause the next bubble. They could prevent the next crash. They also think that it's a signal to individual retail investors that there is a gold rush happening. Everybody who participates at will benefit. We're all gonna own together.

Treasury Orange Host  00:28

Hey everybody today on the Treasury orange podcast, we've got Pierre Richard. If you've been around Bitcoin for a while, he needs no introduction. He's famously known for his early Bitcoin writing, especially an article titled the speculative attack, which I'm sure we'll revisit it today. He's currently the CEO of the Bitcoin bond company, and he was recently named to the board of directors for strive. Pierre, welcome to the podcast. Hey Tyler, thanks for having me on absolutely so strive did recently announce their board of directors. It's kind of a who's who in the Bitcoin world. Pierre, why did you decide to join their board, and what kind of makes strives mission unique compared to other firms that that are in the Bitcoin Treasury space today?

Pierre Rochard  01:09

Yeah, absolutely. So I think that wherever I have an opportunity like this, I try to fund reasons to sit now and essentially, you know, ask the tough questions. And what I really felt like interacting with Matt and the whole strife team was they didn't shy away from the tough questions. They answered them directly and with a very reasonable thought process. And so that, to me, was definitely a sign that it would be a good idea to work with the strive team, and then in the role in particular. So I come from an accounting background. That's what I got my best master in. And when I was in school studying about all the different concepts in that area. The one that I found particularly interesting was something that harkened back to a story that was kind of a big deal when I was younger, which was Enron, and I remember reading the Wall Street Journal, and like learning about this at the time, and you know, one of the outcomes of that was the passing of the Sarbanes Black City bill and the improved internal control environment for publicly traded companies that really have a really special importance within capitalism and a particular risk, which is this problem of agency principle alignment. And so you have the principles for a corporation. Are the shareholders, right? People who contribute capital, the agents are the management team. And you want to make sure that management team is doing what's in the best interests of the shareholders and not what's in best interest of management. Now, in ideal times, both of those align, right? And so that's you know, you want to have incentive alignment in a corporation. And so what keeps that, or at least governs over that process, is a board of directors. And so when I was learning about kind of the checks and balances of corporation, I thought that was really a unique aspect of shareholder capitalism. And so being invited to join a board of directors on one hand, you know, it's like, it's a tremendous honor, but it's also a huge responsibility, and so it comes with criminal and civil liability, right? Because ultimately, you, you are a fiduciary for the shareholders, and so it's not a role to be taken on lightly. And as part of that, you know, I also really wanted to be involved on the financial accounting side. I'm a huge accounting nerd, and so a will be and chair of the audit committee that actually works with the external auditors, the internal audit team, and really the whole executive team, and, you know, to make sure that we're doing things by the books. And I think that, when I look, we can talk about speculative tech. This is a thesis I've had for more than a decade now, and we get to see it happen in real life. I feel a special responsibility to to be involved, and to be involved in a very particular capacity, was to to make sure that we're all doing the right thing, and that we're doing right by Bitcoin and doing right by the shareholders. And, you know, I can't think of a better team to do that with than the strive team. They've really even today's announcement of. With the transaction was similar. They've exceeded my high expectations for them, and so I'm very proud of them, and I'm very grateful for the huge amount of work that they've put into building up strive over the years. Because we can talk about the history of the company, which was to advocate for shareholder capitalism, and so, you know, in various capacities as an ETF provider. So yeah, happy to go in any direction, or I can keep rambling.

Treasury Orange Host  05:33

Yeah, no, that sounds good. Thanks for sharing that. Pierre, I kind of wanted to know your journey to strive. And the Board of Directors, it sounds like they're really kind of tapping on not only your Bitcoin bona fides, but also your accounting background. That's cool to hear that you're chairing the accounting committee. So I think we'll get into a little bit of the strive management team and their vision. But first, I guess at the top, we kind of got to talk about the transaction today, as you alluded to so strive. It's been announced that they're going to be acquiring similar scientific in a stock for stock transaction. I saw, I saw numbers thrown about at around $90 a share for similar and that shares would be redeemed 100 to 20. Is that drive that? Right? But let's talk about that. This is an interesting way that that strives going to be able to add some bitcoin to their balance sheet, some 5000 Bitcoin right from the jump. So, so yeah, before is

Pierre Rochard  06:30

yours. Yeah, just to clarify that the the fixed ratio is of shares, right? So it's a 21.05 I believe, to every one share of SST, of strive. And so the the dollar price, that is a variable that is a result of calculating based on current market conditions. And so, you know, that's that's outside of our control. What's within our control is, that share ratio that we've negotiated that increases the Bitcoin per share for drives common stock. And so when you think about how to operate a Bitcoin Treasury company, I think that first we have to be clear the management in order to be aligned with all the shareholders, the management has to be trying to maximize SATs per share over the long term. I think that's how you get to durable, long term value creation. And if, because, if you're not increasing the SATs per share, I don't really see how the common stock could ever outperform Bitcoin. And if you're not using Bitcoin as your unit of account. I I don't know what to say to you. I guess you got to go back over 10 years of podcasts and tweets from myself to use your Bitcoin as your unit of account. So that's where I think that this transaction really makes a lot of sense, is increasing Bitcoin per share for strives Comstock, and then, arguably, just as important is the increase in scale. So I think that when we think about what a Bitcoin Treasury company can accomplish with having a greater collateral base, from a credit perspective, I think it's really important to consider the economies of scale that come with having a bigger balance sheet and the combined forces of strife and similar scientific Yeah, that sounds good, and that really is kind of the whole ticket with Bitcoin treasuries, right peers to outperform Bitcoin. If you're using Bitcoin as your hurdle rate in your unit of account,

Treasury Orange Host  08:39

you know, why else are you spinning up a Bitcoin accumulation machine if you can't outperform Bitcoin itself? You know, can we talk a little bit about the management team that strive has built? As our viewers will know, we did a video profiling strive. We talked about its founding from Vivek Ramaswamy, and how he was just a real pro capitalism outlook, kind of anti ESG. Maybe not anti ESG, but more pro capitalism. And maybe a consequence of that is, is kind of issuing ESG that has been adopted by a lot of Wall Street, especially at the beginning of the covid era. Can you talk about Matt Cole, who's the CEO in the in the rest of the team they've kind of built up.

Pierre Rochard  09:22

Yeah, absolutely. So we can start with Matt Cole, our CEO. He was previously a portfolio manager at CalPERS, which is the pension fund provider in California that operates one of the largest fixed income funds. And so he was a fixed income portfolio manager there. He worked his way up into that role. And I think really demonstrates two things about him. One, he's an excellent leader, and he's, I'll attest to, is, you know, a great magnet for talent and so, you know, and it really because, one. When, when I interact with him, and, you know, when we talk about issues, it's clear that his got the right intentions, and he's got a lot of horsepower in terms of intellect. So there, there's that. And then another part of what that demonstrates that that he worked his way up to becoming a portfolio manager. That's a kind of a really important seat in an institutional financial context. He has a lot of knowledge of, kind of the technical aspects of fixed income securities and of that market, and thinking about liquidity, kind of the different market players, all that comes with that. So he was actually hired by our CFO Ben Pham. Now CFO and Ben comes from a hedge fund background, so he is very in tune with capital market. And really, you know, when you look at it, I've also gotten to meet folks who are not in the C suite, and who you know are at other levels in the organization. They've actually attracted talent top to bottom in terms of their expertise in capital markets. And so I think that really is really important when you're doing the Bitcoin Treasury strategy, because one half the Bitcoin Treasury strategy is just holding Bitcoin as an asset on your balance sheet, right? And I've heard a lot of people kind of look at that skeptically of, well, how much skill does that take? Right? You know, you're going to find the right custodian, and then you put the Bitcoin in cold storage. You know? Why Does that justify company? Well, I would argue that the skill element in this arena is really on the ability to make good deals, make good deals in the financing of the company, and then in how to acquire more Bitcoin. And so I think that's, that's where the team shines, top, bottom. We've also brought on, as you mentioned last week, a full board of directors that includes James lavish and Sharif from strategy, Ben workman from Swan and Avik Roy, who has also an excellent track record in the hedge fund world. And I won't list them all out. We've got a really full bunch of talent. But, you know, I think that every individual on the board comes from a pretty distinctively different background, and so they all provide kind of the the mental energy and kind of different perspectives that make for a good conversation when we're thinking about, Okay, what direction do we want to go in with the company? What kinds of transactions do we want to be a part of? Do we not want to be a part of? I think that one of the really important aspects of running a big Treasury company is knowing what forms of financing to know to and what ways of, you know, putting Bitcoin to work, to say no to it's really important to have that kind of risk management built into the company. Awesome.

Treasury Orange Host  13:11

Thanks for sharing that. It really does seem like strive has kind of assembled an all star cast, you know, on both on the board and on the C suite level. And it sounds like below, you mentioned there just, you know, it takes some like, real discipline to make sure that you're building out the right suite of products for the company getting favorable terms for funding. I know, I know Matt Cole has mentioned that strive didn't come to market with convertible bonds because he felt the pricing just wasn't right. We've seen a lot of these reverse merger or upstart Bitcoin Treasury companies come to market maybe with less favorable terms on their debt. How important was it for strive to come to market with with no debt on the balance sheet? And how will that kind of inform how they accumulate Bitcoin moving forward?

Pierre Rochard  13:55

Yeah, so I think it's, it's very important to have a capital structure where, when we think about the duration of the asset, right, Bitcoin, we want to hold Bitcoin forever, the duration of the financing ideally should match up to the duration of the asset. And so that's where, you know, we look to what strategy has done with their perpetual preferreds. That I think is a much less risky form of financing than other forms of financing that have a maturity date. Now, convertibles are interesting because the maturity date is pretty far out into the future for most market participants that have gotten them, and then it really comes down to negotiating kind of the fine print of the covenants to make sure that you don't have liquidation risk before that, right? But also to look at the interest rate and the strike price of that embed the call option. So kind of aligning those economics, I think that maybe in the past, it was a lot more attractive at times. When volatility was greater, and then when you have volatility compression, the value of the call option goes down, and so the terms just mechanically deteriorate. And so you do want to be mindful of, you know, there is no one instrument that is always the best instrument to use. You have to look at what the current market conditions are, what are investors looking for, and kind of what the pricing is? Because, you know, almost any instrument out there can actually be favorable for the company to increase Bitcoin per share if the pricing of it is is correct, right and the terms are correct. So, but the goal for for for our balance sheet, is to be able to get to market with a perpetual preferred, and that's the plan. So, you know, kind of keeping the capital structure clean from that perspective of being an all equity pipe transaction along with warrants to kind of scale up the balance sheet, and have had the perpetual preferred be really attractive on a risk adjusted basis compared to other fixed income opportunities. Were it to come to market?

Treasury Orange Host  16:07

Really cool Pierre. Now, when it, when it comes to a perpetual preferred that does kind of ring with me, that it is a bit of a speculative attack on the dollar, right? Can you, can you talk about that and how it relates to how you've thought about speculative attack and arbitrage and kind of the difference between the depreciation of the dollar and how bitcoins scarce properties make an increase in value in time?

Pierre Rochard  16:30

Yeah, absolutely. So speculative attack was a term popularized by Paul Krugman, and he was referring to events that had happened in Southeast Asia. But we could also actually point to events that happened in London. And the one in London is particularly interesting because the person on the ground who was most involved with the speculative attack on the British pound is today US Treasury Secretary Scott Besant. At the time he was a hedge fund portfolio manager for George Soros and so the that's, that's a really interesting historical tidbit. What a speculative attack is, is borrowing in a weak currency to go acquire, to to sell the weak currency right in exchange for a strong currency. And then as the strong currency has momentum and continues to appreciate in value relative to the weak currency. You would be able to cover that trade by selling the strong currency, repaying the loan and earning a profit. And so really, this is actually how currencies, in my view, compete against each other, freely floating in international markets all the time, and I also think it's how they compete against gold. And so we could actually look and model the end of 1970s as gold's price was increasing rapidly relative to the dollar, as a gold backed speculative attack on dollar. So ultimately, what constraints a speculative attack is three different kinds of factors. One is interest rates. So what Paul Volcker did in response to the gold backed speculative attack was raise US interest rates to 20% or more precisely, he targeted money supply growth such that interest rates were freely floating and they went up on their own to 20% so you can imagine kind of today, interest rates are at between four and four and a half percent here in the US, and people consider that to be high, because not long ago, we were at 0% so in any case, I think it's important to have a perspective that when it comes to monetary competition, interest rates have a wide range to operate within. The second countervailing force against a speculative attack is capital controls. I view what happened under the Biden administration with Operation choke 2.0 as a form of capital controls, where the FDIC was actually preventing banks from following their rational self interest and offering Bitcoin related products. And a lot of banks wanted to be involved in Bitcoin, and they were stopped by regulators, not by market forces. And so that's, that's kind of the second, the third, which we may be seeing the emergence of, is having currency reserves. And so to stop speculators from engaging in this, you have to have a credible amount of hard currency that you could, for lack of a better term, rug the speculators with right so where you actually would sell the hard currency, buy back your weak currency, and make the short sellers under water on their trade. And that's where I think that it makes a lot of sense in the short term that the. US has developed a strategic Bitcoin reserve, and that they should continue to build app build up that reserve so that they have a credible means of defending the US dollar against short term speculators, but it doesn't really defend against long term investors who are actually not vulnerable to short term volatility. What? What really the US has to do, has to accomplish over the coming decades is build up a sufficient reserve so that Bitcoin is trading at fair value, right? Because when we think about, okay, we're going to sell dollars, right by issuing debt, then we're going to go long Bitcoin the way that works is that bitcoins long term growth rate, right? The compounded annual growth rate, the CAGR is going to be greater than the cost of capital. So if the cost capital is, let's say, 10% then we have to make sure that bitcoins growth rate is greater than 10% Bitcoin growth rate, I think can only sustain that as long as we are not at 100% adoption. If I were to estimate where we are on the adoption curve today, I would say we're probably around 0.01% adoption, right when we think about not like, how many people hold Bitcoin, because there, I think we're probably between like one in 5% adoption, but really what percentage of global wealth is in Bitcoin? And I think that global wealth, if you if you count literally every asset on everybody's balance sheet, I think Bitcoin is actually very small compared to global wealth. And so what the US would have to do with its strategic Bitcoin reserve is fix that they would have to buy so much Bitcoin that it really becomes a material percentage, not just of the utxo set, but a material percentage of global wealth. Would be the strategic Bitcoin reserve for the US, such that basically every dollar would be backed by Bitcoin. And at that point, the Bitcoin Treasury companies, obviously, they would have benefited from the fact that there's a massive revaluation in the BTC USD exchange rate, but it's also it really wouldn't make sense to borrow dollars to buy bitcoin, because you'd be borrowing Bitcoin to buy bitcoin right at that point where every dollar is backed by Bitcoin. And so I think that that is kind of the long term outcome in maybe, like 50 to 100 years, and it's going to be a fairly long journey, a long way.

Treasury Orange Host  22:29

Yeah, absolutely. How important do you think the accumulation of Bitcoin through Bitcoin Treasury companies and maybe eventually the rest of Wall Street is in in sort of signaling to governments around the world that they need to accumulate Bitcoin and and, you know, protect their currency by purchasing Bitcoin.

Pierre Rochard  22:48

Yeah, I think it's critical. I actually also think that it's a signal to individual retail investors who are buying spot Bitcoin for their self, sovereign cold storage, you know, verified with a node setup that there, there is a gold rush happening, and that everybody who participates in it will benefit. We're all going to win together. And that, you know, whether it's governments, individuals, corporations, nonprofits, or any other kind of entities then to be a part of that. And so I think that you know when, when we look at the amount of social media engagement that Saylor gets, it's a really interesting question of what you know. Well, first of all, you know, as a social media person myself, I'm like, envious of, like, wow, what? Like, 7000 likes on a on an AI image like that. But the reason why is, I think, because he has not only clearly articulated a vision, but also very publicly established skin in the game, and brought a lot of other people with him, in the form of mstr shareholders. And so I think that people want to join a team, for lack of a better word. And while, you know, joining Team Bitcoin has been a lot of fun others, you know, they want to join a team in a more concrete manner of being fellow shareholders, right with others. And so I think that there's a lot of, yeah, the signaling. It goes beyond just to governments, but we also have to look at retail investors and institutional investors. I think institutional investors, perhaps they had their head in the sand as to how much trading volume was going on in CME futures Coinbase. They got a glimpse of it with the Coinbase IPO. But really, you know when, when they saw the speed with which ibit accumulated assets in its ETP last year there, I think some started taking their heads out of the sand, because ultimately their goal is to make money, right? So, whether that's in the form of fees or in principal investments of going long directionally Bitcoin, I think that there's an increasing realization that these are deeply liquid markets, global, 24/7, Spot trading, that even if you put aside like the self sovereignty, private keys aspect of Bitcoin is financially very interesting as a form of collateral and and has a lot of reflexivity to it. So I think that the corporate adoption of Bitcoin has really opened up a lot of people's eyes who manage a lot of capital.

Treasury Orange Host  25:35

Pierre there's I see a lot of people on social media, on X especially, lamenting that we kind of lose something with Bitcoin, maybe some of its self, sovereign principles, or a libertarian ethos that's that was kind of built around it in the early days. And you could speak to that better than I, having been been around Bitcoin a lot longer than I was. Is this always how hyper bitcoinization was going to happen? You know, if bitcoin is for everybody, it's got to be for everybody.

Pierre Rochard  26:03

Yeah. So I would argue that those complaints actually predate this wave of institutional adoption. There was always a pushback of people saying bitcoin is not about the exchange rate. It's not about the coin price. That doesn't matter. One Bitcoin equals one Bitcoin. You shouldn't look at the price. You shouldn't post price charts. You should certainly not make price predictions. And what's interesting about Bitcoin is exactly what you highlighted, which is holding your own private keys, running your own node using Lightning, having greater privacy than traditional financial system. And my response to that from the very beginning and when I started really commenting about Bitcoin in public, in 2013 it's all of the above, meaning that I believe the financial performance of Bitcoin to the dollar is actually downstream of Bitcoins, fundamental properties from a software engineering perspective, which include the fact that by running a node, you can actually verify bitcoins monetary policy, and that without that scarce monetary policy, you wouldn't be able to durably accrue value over time, and so the bitcoin price would be negatively impacted. And furthermore, that when you think about self custody, there's no world where we would have Bitcoin adoption based through third party custody exclusively, right? So, and it's kind of a chicken and egg problem to even think of the hypothetical where that would be possible. So for example, Coinbase self custodies, right? So Coinbase has to self custody their Bitcoin. There was no custodian, you know, they couldn't have gone to like JP Morgan Chase in when they launched in 2013 and said, Hey, can you custody the Bitcoin for us? Right, to me, like even the ability for anyone to ever speculate on the price of Bitcoin by buying it necessitates some form of self custody by someone somewhere. And so I really see all these fundamentals as a precondition for the bitcoin price financial performance. And now today, the development of financial products on top of Bitcoin necessarily relies on historical financial performance of Bitcoin, which necessarily relies on the software engineering fundamentals of the system. So all of this is additive. I think that is expanding bitcoins reach and it it cannot undermine the fundamental Bitcoin ethos, because if it does, it destroys everything downstream of that. The financial performance of it would be destroyed, and all of the financial products developed on top of it would be destroyed. And so it's really funny how, if you read the Blackrock prospectus for ibit and what they highlight as the investment case for Bitcoin, and thus buying ibit. It's that it's permissionless, 24/7, global money. So it's, you know, I in a way, it's a paradox, because they're not, they're not selling BTC on chain, right? They're selling just the financial performance, and they're explaining to investors that the financial performance historically has been due to the fact that it's, it's decentralized. And so I think that there's a lot of kind of hand wringing that happens philosophically, where basically the fact that anybody is free to buy bitcoin does not mean that Bitcoin will be evenly distributed. It's an equality of opportunity versus equality of outcome type philosophical argument, and I think that having the freedom is far more important than having the equality of outcome. And that's, that's a belief I've had for a very long time.

Treasury Orange Host  29:52

Yeah, that sound, and you've given me some things to kind of ruminate on. There. Pierre, you mentioned Michael Saylor, kind of pioneering this story. Strategy in the corporate realm. So if we could just pivot back maybe a little bit to these Bitcoin Treasury companies you've been a public advocate for this. What do you think are some key lessons that companies can learn from Michael Saylor, whether it be strive or other Bitcoin treasuries, in the ways that he's kind of governed his company and talked about Bitcoin? You mentioned he's a whiz on social media, because he's kind of built this following and this educational profile. What lessons can we learn from Saylor, and what can corporations learn from him?

Pierre Rochard  30:31

Yeah, great question. So at the Treasury conference last week in New York City, Saylor made a point that really stuck in my head, which was that this is year one of Bitcoin Treasury companies. You know, people will point to 2020, year one. But in reality, when sailor started, it was not about doing any financial engineering on the capital structure. It was just about where to where to best place, $500 million at that time, right? And so it has evolved over time as he learned more. And so I think that on one hand, there's a lot of value from a public company communication perspective to be consistent. On the other hand, you also have to recognize that the company's management and board and shareholders are learning along the way, and learning based on price signals. And two layers of price signals, there's the layer of Bitcoin, dollars, and then there's the layer of essentially Bitcoin, the company shares, if you're approaching it, you know, SATs nominated, and so the really have to approach it, I would argue, in kind of a venture early stage investor mindset. And one of the nice things about especially in the US of investing in public companies, is that the SEC essentially subsidizes investor education because they require very in depth full disclosure, which was not the case before the SEC existed. By the way, I would argue that it's actually a very good subsidy and good regulatory framework in order to have the most liquid markets world, and ones where you know, when people are studying SEC filings, they have a degree of confidence in in the facts that are stated in those so that means that if you're investing in Bitcoin Treasury companies, one you get full disclosure of the Bitcoin source code, right? It's all C plus, plus, you can go read through it, you get full disclosure of the ledger in the form of the blockchain that you can verify using your node. And then on that, you have full disclosure of the company's economics at one at points in time, right as whether it's a quarterly filing or an annual filing, or updates that happen in between. And interestingly, today you have the benefit of large language models, so you can feed all of this into chat, GPT five, dash pro with research mode enabled, and kind of have an amount of synthesis. And now I don't want to overstate, you know, the power of AI. It can definitely hallucinate, so if you want to use it very carefully, but I really think it puts at the fingertips of the reasonable investor a lot more horsepower than they have ever had in the history of investing. And especially because, like with the Bitcoin Treasury company approach. It's almost easier than for a company whose assets are very opaque and esoteric, compared to just holding top Bitcoin and cold storage. So yeah, I hope that answers the question or I rambled in it

Treasury Orange Host  33:55

definitely. And one of the great things I've noticed about Michael Saylor is his outreach to his investors. It's, it's more than just their quarterly calls. You know, he's, he's going direct to market. He's transparent. He said he's releasing the playbook for everyone else to follow as well. And we've also seen some kind of organic retail investment communities pop up. There's, there's communities on Twitter. You have the true north squad, which strive recently acquired. It's kind of, it's kind of fun seeing this community just develop over the last several years, since strategy adopted their Bitcoin strategy, to see the retail investor just kind of come along for the ride and and

Pierre Rochard  34:35

be a part of the growth story. I think, I think what that's due to is that Bitcoin itself was a retail driven phenomenon from the ground up, and so it did rely on Bitcoiners directly communicating with each other on the internet at a time where even to buy bitcoin, like a lot of early Bitcoiners, they had to meet another bitcoiner, right and buy bitcoin peer to peer before solid. Changes appear. And so that retail ethos of transparency and of direct communication, I think not only did it then become sailors approach with how he does shareholder relations, but also I think that it matches up with the zeitgeist that society is in today, there's lots of retail investors that are using apps like Robin Hood that are, you know, bringing the investing world to a whole new generation that it side by side with, like you can buy Bitcoin or stocks in the same app, right? So I think that that combined with there's a real hunger for truth, and it's really hard for truth to get through the typical like corporate public relations, you know, publicists, journalists, especially so the kind of the question marks around journalists, slant or bias has really turned into a desire to have direct communication with the people who are involved with the company, in my case as a board director, in Michael's case as the executive chairman, and so that, I think, is where we essentially, as an industry, are, I would argue, ahead of all other industries, and that's going to be to our benefit, which is that we can tell our story better than the media mainstream media can. The conference last week, I heard that we were live streaming to 200,000 viewers at one point, which is greater than Jimmy Kimmel's audience. And I found out because obviously, you know, he had a falling out with his show, but I found out that they were like in the I think the I heard was like 40,000 live viewers, which is just astonishing that, you know, we just have more viewers than like MSNBC when we do a live streaming Treasury conference like that. So that means that we get to bypass journalists who have a bias. Then, you know, I trust people to make their own minds, right, that we can communicate and that they can then go and take what they heard and compare it to because on the opposite side, I think it's really neat that the bears like Jim Chanos are also engaging on social media, right? So it's not like you get a one sided perspective of, you know, this is just the company saying what you want to say. There's also replies, right? So there's pushback. And even on the bitcoiner side, there's a lot of Bitcoiners who want to ask the hard questions of Bitcoin Treasury companies, because I think that what we talked about earlier is really triggering for a lot of people. For a lot of people to say, hey, these companies could financially outperform holding a BTC. And I think the reason why that is so antagonizing almost for OG Bitcoiners, and for even new Bitcoiners who are really excited about Bitcoin is that there's a real trade off to say that, okay, if you think that the government is going to come in and seize all the Bitcoin from all the Bitcoin Treasury companies, and you think there's 100% probability of that, then you look at it and say, Well, okay, on risk adjusted basis, these companies are definitely going to underperform Bitcoin, because they're going to get all their Bitcoin seized. But if you think the probability is like, 0.1% or, you know, like, assign whatever percentage you want to it and then multiply it by their valuation and by their ability to accumulate more Bitcoin in an accretive manner increase their Bitcoin per share going forward, then I think that it really makes it challenging for Bitcoiners to try to decide how they're going to allocate their capital. And the other part of it too is that they can't make this decision lightly, right, which is that when you're investing in or sorry, when you're saving in Bitcoin, that's a much easier decision to make, I think, than whether to invest in a Bitcoin Treasury company or not. Because for a Bitcoin Treasury company, you have to look at a combination of factors, which includes the fundamentals, right? So what's the management team? What's their track record? What have they accomplished? What are they expected to reasonably accomplish over the future? And then you have to compare kind of your fundamental value analysis that includes the qualitative factors of management and the quantitative factors of the financial statements. And you have to distill that down to a valuation number that you can compare to the current market price. And then you decide is the price greater than the fundamental valuation and the stock's overvalued, or is it less than and the stock's undervalued? Or, you know, is it somewhere in between? It at fair value? And a lot of Bitcoiners, they give you a part of Bitcoin is that you don't have to engage in these kinds of exercises, and they don't like thinking about finance or value. Situation, and so they don't want to open a spreadsheet and run the numbers on a company's situation and risk being wrong, right? So to them, I say, don't just hold spot Bitcoin and cold storage. That is a, you know, a perfectly reasonable decision that I personally am bullish on Bitcoins, value is going to increase and simultaneously, don't be upset. What Bitcoin Treasury company happens to outperform Bitcoin over some time window like MSCR has over the past, let's say, 18 months. Just accept that you were not interested in that transaction, at you continue to not be interested in it, and you're happy for the shareholders and that you're happy for yourself holding spot Bitcoin, right? Like it's very, I think, unhealthy attitude to have of kind of being bitter towards what others have done because you didn't want to be a part of it back then or go forward.

Treasury Orange Host  41:04

Yeah, it's, I think it's nothing new within the Bitcoin community, there's even though it's a niche community, there is a lot of tribalness, whether it's on technical aspects, or how people should store and hold their Bitcoin, or whether or not governments or corporations should buy bitcoin. But yeah, it's like, we're free to make the economic decisions that are in front of us. You kind of, you

Pierre Rochard  41:26

kind of touched on quickly with the tribalism, because I think tribalism is good actually. I think it's a way of getting the arguments onto the table. And I in high school, I was, you know, on the debate team. I love debating, and so I think it's very healthy that we have these debates. And so I don't want to discourage anyone from expressing their perspective.

Treasury Orange Host  41:49

Cool, absolutely. And I echo that for sure. You kind of mentioned about Bitcoin Treasury companies and how sentiment reflects the value of the company. Right now we use M nav to kind of capture the premium that a Bitcoin Treasury company is trading to their Bitcoin that they have on their balance sheet. Sentiment right now is a little low, and what do you what do you attribute that to? Is it? Is it the choppiness of the Bitcoin price? Just you know, we're in a season where people are don't have extra capital invest in Bitcoin companies. What are you thinking about, about m nav and how that relates to the investment opportunities.

Pierre Rochard  42:24

I think your remark about spot BTC USD is correct, which is that you could model nav as a very, you know, very loosely, a function of upside volatility. And that really when you look at any kind of closed end fund, when M nav is greater than one, what the market is telling management is that they need to issue stock to accrue more assets, and that there's investor appetite for what management's doing. So that does create an obligation on management to execute on issuing more shares to accrue more assets creatively on a per share basis. And I think that management actually has very little control over the M nav is the perspective I have, which is that, to me, M nav is an input into decision making for management. It shouldn't be an output. The output, I think, is twofold. One, long term value accrual, so for all the shareholders. And so what does that look like? Bitcoin per share and and two, is looking at what are all of the different tools available to management in order to accomplish that outcome, and using them judiciously so that in any kind of environment, we're continuing to push the ball forward, continuing to create value. So right now, where we are is that the combination of one is, I think, a bounce back from where FTX was, right. So I think that FTX caused bitcoin price go lower than it should have been Team K approximately two and a half years ago. Two then we had the ETFs come out, and that started another leg up. And then three, President Trump's re election, and that started kind of another leg up at this point, I think that we're in a very strong consolidation phase where, look, a lot of people make life changing money, going from 7k to 100 plus k, right? 124k was kind of that little top. And so anytime you have that kind of price appreciation, people who've made a life changing amount of money are going to make life changing moves, right? They're going to rebalance their portfolio. They're going to, you know, buy a new house, buy a Lambo, or, what I encourage them, is to donate to their favorite causes and to help everyone out. And so I think that that's completely natural to have that kind of consolidation, and that suppresses volatility. And. And that, I think, compresses M navs. The other thing that compresses volatility, which is a good thing, by the way, is that the Bitcoin Treasury companies are buyers in good times, and they are not sellers in sideways choppiness. Sometimes they're buyers in sideways choppiness, but not necessarily all of them, right, because of that M nav compression, which kind of limits the tool set, but that, I think, is really great for Bitcoin, because now you know, even when, for example, last week on Monday, Naka was down 50% that didn't impact the bitcoin price. And so I think that we can see Bitcoin Treasury companies as being a shock absorber in some regards, between retail sentiment and the bitcoin price, because they are able to hold through share price volatility, they're able to hold Bitcoin. And so I think it kind of goes against this, this meme or narrative that was circulating earlier this year that Bitcoin Treasury companies are going to cause the next bubble. They could prevent the next crash, right? So I argue that's, that's, you know, far more likely, which is that when we see large whales dumping a lot of spot Bitcoin, then we see Treasury companies accumulate a lot of Bitcoin. And so I think that it's actually a really healthy phase we're in. It's not gonna last forever, right? Eventually, sellers are going to run out of coins that, you know, they're they're happy with how much they've sold. And then you have to think about, you know, somebody with a cost basis of $110,000 what's their exit price. Maybe it's 200,000 maybe it's a million, maybe it's 10 million. Just depends on kind of what their holding period is and and what their future goals are. But I think that bitcoins also on a different cyclical drum beat. You know, we saw with the halving, I would argue, not really a huge effect on bitcoins price. I think that the catalysts have been elsewhere, because the having is, frankly immaterial in terms of trading volume, the new issuance of the subsidy at this point, compared to the liquidity and CME futures, ibid options, mstr options, right? All of the markets are giant compared to the daily issuance of new Bitcoin through the modeling process. Yeah.

Treasury Orange Host  47:32

To that point, Michael Saylor has famously said that Bitcoin winter is never coming back. I wonder if you kind of share that sentiment because of, you know, the liquidity and, I guess, the bullish signals and the size of the market. I think what he meant by that was that he didn't see, you know, 75% and 90% protracted bear markets like we've seen over the historical four year cycles. What's your take on that? And also, I guess, tag on that, what would a Bitcoin Treasury that fails in a in a bear market look like? Yeah, great

Pierre Rochard  48:07

question. I think that on top of the factors I've pointed out so far, I would add on the dollar side that we are entering into a easing cycle, not a tightening cycle. And so that's very different than from the previous bull market, where, you know, towards the top, we entered into a tightening cycle because of the too much covid printing, right? So think that that's a huge tailwind. That makes me very when I look at like the probabilities of future prices, I think they skew upwards rather than downwards. The failure of a Bitcoin Treasury company, I think what it would look like is that, let's say, let's, let's say, hypothetically, in two years, like Bitcoin goes to a million or let's now, let's say $2 million okay, at the end of 2027 and at the top you have Barack Obama runs launch, launches, hope Bitcoin Treasury company, okay, and that as part of that transaction, it's like 75% of capital structure is in perpetual preferred shares that are paying a 4% dividend rate, right? And then big crashes to like $300,000 so at that point, the whole structure is underwater, and in order to make the dividend payments, you know this hypothetical Obama Treasury company has to issue more common stock right and hyper dilute the common stock, and that at that point, you know, you hope that the preferreds have governance rights in order to essentially recapitalize the company on a rational basis of. Because no they would, the company would quickly lose the ability to sell common stock to pay the preferred dividends, and so then the company would be default on the preferred dividends. And at that point, you know, either you properly recapitalize the company or you go into liquidation, right? And that they would have to liquidate Bitcoin and to pay out whatever you know, outstanding obligations there are to to the preferred stock. And so I think this highlights a few things. One is that you want to be careful about your leverage ratio and look at where you are in the market cycle, right, with clear eyes. If things are clearly overheated, which I would argue that $2 million in two years would be clearly overheated by any kind of, you know, different technical and fundamental analysis, I may be wrong, right, like if the Federal Reserve is printing dollars to buy Bitcoin at an aggressive rate, maybe $2 million just like undervalued at that point. But in any case, my point is that management and the board, they have to be looking at what's what's the risk that they're underwriting with the leverage, and they have to keep the leverage appropriate to where, where they believe to be in cycle. But also just in general, right? Have some hard rules about even in the best of circumstances, here's kind of where we want to be at with a leverage ratio, so that the investors understand that this is a long term play, right? This is not some kind of short term, you know, attempt at timing the cycle. And so being able to survive with a capital structure through a bear market is really important. So, yeah, I hope that answers the question of what the failure would look like. But using purely a hypothetical, not reflective of any existing Bitcoin Treasury companies. You know, if you look across the industry, I'd argue that, broadly speaking, the industry is undervalued, or, sorry, not undervalued under leveraged. Under leveraged meaning that if you look at the ratios, mstr is very conservatively leveraged, and that you could actually okay. So this might be a source of controversy for mstr shareholders and for other shareholders out there in public Bitcoin Treasury companies would be that a risk is being under leveraged right? That going into a bull market, and so I think that there'll be more education needed in the credit markets for us to get to the correct leverage ratios as an industry.

Treasury Orange Host  52:39

Thanks for the insight Pierre. Before we wrap, tell people where they can find you and follow along with your analysis and where you talk about Bitcoin, yeah,

Pierre Rochard  52:47

of course. So first SEC filings, right? So I think that that's where people should get their primary source information, not social media, and then follow me at Bitcoin Pierre on x, and I also host the Bitcoin for corporations show with Bitcoin magazine and the Bitcoin for corporations organization, so go check that out. And yeah, thanks for having me on Tyler.

Treasury Orange Host  53:10

Great. Thanks, Pierre. And one thing we have our guests say before they leave is stay orange. Yes, stay orange. All right, ladies and gentlemen. Pierre Richard, I'm.

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